EXHIBIT “2.1”

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2006 and 2005

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the financial statements.

Ken Cai

Matthew Kavanagh

President and CEO

Chief Financial Officer

Vancouver, Canada

March 2, 2007

Report of Independent Auditor

To the Shareholders of

MINCO SILVER CORPORATION

We have audited the consolidated balance sheets of Minco Silver Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended and the period from August 20, 2004 (inception) to December 31, 2006.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended and the period from August 20, 2004 (inception) to December 31, 2006, in conformity with Canadian generally accepted accounting principles.

Vancouver, Canada

/s/ Ernst & Young LLP

March 2, 2007

Chartered Accountants

MINCO SILVER CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
	December 31 2006	December 31 2005

ASSETS

Current assets
Cash and cash equivalents	$85,764	$90,989
Short-term investments (Note 3)	20,285,576	7,324,904
Receivables	158,402	36,991
Prepaid expenses and deposits	34,003	61,847

Total current assets	20,563,745	7,514,731

Plant, property and equipment (Note 5)	80,519	42,062

Total assets	$20,644,264	$7,556,793

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (Notes 4 and 8(a))	$1,382,322	$649,570
Due to Minco China (Note 8(b))	442,404	119,237

Total current liabilities	1,824,726	768,807

Long-term liabilities (Note 4)	-	460,000
Total liabilities	1,824,726	1,228,807
Commitments and contingencies (Notes 4, 10 and 12)

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	21,266,071	9,059,258

Contributed surplus (Note 6(c))	4,694,498	152,498

Deficit accumulated during the exploration stage	(7,141,031)	(2,883,770)

Total shareholders’ equity	18,819,538	6,327,986

Total liabilities and shareholders’ equity	$20,644,264	$7,556,793
See accompanying notes to consolidated financial statements

On behalf of the Board:	“Chan-Seng Lee”	“William Meyer”
Chan-Seng Lee	William Meyer

Director Director

MINCO SILVER CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
	Year ended December 31, 2006	Year ended December 31, 2005	Cumulative from August 20, 2004 (inception) to December 31, 2006

Exploration permits	$-	$1,739,594	$1,739,594
Other exploration costs (Note 4)	1,701,709	264,760	2,063,459
Total exploration costs	1,701,709	2,004,354	3,803,053

Administrative expenses
Accounting and audit	130,342	62,201	203,398
Amortization	10,830	6,961	17,791
Consulting	88,263	37,867	135,814
Director’s fees (Note 8 (c))	41,250	-	41,250
Foreign exchange loss (gain)	(44,934)	6,000	(40,131)
Investor relations	422,655	133,806	561,578
Legal	44,455	144,351	194,270
Regulatory and filing	50,138	77,334	135,234
Rent and other office expenses	272,087	150,011	436,258
Property investigation	127,475	89,329	218,835
Salaries and benefits	284,781	104,025	402,216
Stock based compensation (Note 6(d))	1,448,000	51,000	1,499,000

	2,875,342	862,885	3,805,513

Operating loss	(4,577,051)	(2,867,239)	(7,608,566)

Interest and sundry income	319,790	134,412	467,535

Loss for the period	(4,257,261)	(2,732,827)	(7,141,031)

Deficit, beginning of period	(2,883,770)	(150,943)	-

Deficit, end of period	$(7,141,031)	$(2,883,770)	$(7,141,031)

Loss per share - basic and diluted	$(0.16)	$(0.12)	$(0.31)

Weighted average number of common shares outstanding
- basic and diluted	25,917,233	22,840,373	23,036,531

See accompanying notes to consolidated financial statements

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MINCO SILVER CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	Year ended December 31, 2006	Year ended December 31, 2005	Cumulative from August 20, 2004 (inception) to December 31, 2006
Cash flows from (used in) operating activities
Net loss for the period	$(4,257,261)	$(2,732,827)	$(7,141,031)
Adjustment for items not involving cash:
- exploration permits	-	920,000	920,000
- exploration costs	-	-	63,331
- stock-based compensation (Note 6(d))	1,448,000	51,000	1,499,000
- amortization	12,881	6,961	17,791
- foreign exchange gain	(24,000)	-	(24,000)
Changes in non-cash working capital items:
- increase in receivables	(121,411)	(30,044)	(158,402)
- decrease (increase) in prepaid expenses and deposits	27,844	(61,847)	(34,003)
- payment of 2nd installment of Fuwan Exploration Permit	(436,000)	-	(436,000)
- increase in accounts payable and accrued liabilities	732,752	119,882	922,322

	(2,617,195)	(1,726,875)	(4,370,992)

Cash flows from (used in) financing activities
Proceeds from issuance of shares and warrants (Note 6(a))	15,300,813	6,097,425	24,398,238
Advances from Minco China (Note 8(b))	323,167	84,338	442,404

	15,623,980	6,181,763	24,840,642

Cash flows from (used in) investing activities
Acquisition of equipment	(51,338)	(49,023)	(98,310)
Increase in short-term investments	(12,960,672)	(4,385,226)	(20,285,576)

	(13,012,010)	(4,434,249)	(20,383,886)

Increase (decrease) in cash and cash equivalents	(5,225)	20,639	85,764

Cash and cash equivalents, beginning of period	90,989	70,350	-

Cash and cash equivalents, end of period	$85,764	$90,989	$85,764

Supplemental disclosure of cash flow information
Interest paid in cash	$-	$-	$-
Income taxes paid in cash	$-	$-	$-

See accompanying notes to consolidated financial statements

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

1.

Nature of Business and Basis of Presentation

Minco Silver Corporation was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition and exploration of silver mineral properties. At December 31, 2006, Minco Gold Corporation (formerly Minco Mining & Metals Corporation) (“Minco Gold”) owned a 45% equity interest in Minco Silver Corporation.

Minco Silver Corporation (the “Company”) is in the process of exploring and evaluating its mineral properties and projects in the Peoples’ Republic of China (“China”) and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

2.

Significant Accounting Policies

(a)

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Minco Silver Corporation and its interest in the Fuwan Property. All material inter-company accounts and transactions have been eliminated upon consolidation.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents includes those short-term money market instruments which are highly-liquid investments and readily convertible into cash with a term to maturity of 90 days or less when acquired. As of December 31, 2006 and 2005, cash and cash equivalents consisted of cash only.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(d)

Short-term Investments

Short-term investments comprise guaranteed investment certificates with terms to maturity at acquisition of greater than 90 days but not more than one year. Short-term investments are carried at the lower of cost or market.

(e)

Plant, property and equipment

Plant, property and equipment are recorded at cost and amortization is provided as follows:

Computer equipment	30% per year, declining-balance basis
Leasehold improvements	5 year, straight-line basis
Mining equipment	30% per year, declining-balance basis
Motor vehicles	30% per year, declining-balance basis
Office equipment and furniture	20% per year, declining-balance basis

Amortization is provided at half the annual rate in the year of acquisition.

(f)

Revenue Recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

(g)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  As the Company incurred net losses during the period, the special warrants and options as disclosed in Note 6 were not included in the computation of loss per share as their inclusion would be anti-dilutive.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(h)

Translation of Foreign Currencies

The Company’s functional currency is the Canadian dollar. The Company follows the temporal method of accounting for the translation of its integrated foreign operation and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates. The exchange gains and losses on translation are charged to operations.

(i)

Acquisition, Exploration and Development of Mineral Interests

Mineral property and mineral rights acquisition costs are capitalized until the viability of the mineral interest is determined. If a mineral ore body is discovered, capitalized costs will be amortized over their estimated useful lives following the commencement of production. Otherwise, capitalized acquisition costs are expensed when it is determined that the mineral property has no future economic value. Capitalized amounts (including capitalized development costs) are written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value. Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property are recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Exploration permit acquisition and other exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration costs and development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset categories and amortized over their estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future will be written off.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(j)

Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2006 and 2005, the Company did not have any asset retirement obligations.

(k)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(l)

Stock Based Compensation

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

(m)

Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2006.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

3.

Short-term Investments

As at December 31, 2006, short-term investments consist of cashable guaranteed investment certificates and Provincial Bonds. The yields on these investments were 3.8% to 4.35%.

As at December 31, 2005, short-term investments consist of cashable guaranteed investment certificates and Canada government treasury bills maturing on May 18, 2006. The yields on these investments were 3% to 3.1% per year

4.

Mineral Interests

Guangdong Province, China

On April 16, 2004, Minco Gold entered into a preliminary joint venture agreement, superseded by a formal joint venture agreement dated September 28, 2004, with other third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in the Changkeng Property is gold but the property is known to also contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. The silver zone is hereafter referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Gold transferred the following mineral interests to the Company in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit ( the “Fuwan Silver Project”); and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang and Dadinggang properties.

Minco Gold was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Gold had expended $63,331 in preliminary exploration costs. The Company’s right to the Changkeng Silver Interest is derived from the Changkeng Exploration Permit. As the transfer occurred between a parent and wholly-owned subsidiary, these financial statements reflect the parent’s continuity of interest in the assets transferred. Accordingly, the mineral interests have been reflected retroactively in these financial statements at the parent company’s carrying value of $nil and the exploration costs incurred by the parent have also been reflected in these financial statements as an expense within exploration costs in the period from August 20, 2004 (inception) to December 31, 2004. The shares issued by the Company have been recorded at $63,331.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

Mineral Interests (continued)

On September 28, 2004, the Company signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property. The joint venture agreement provided for the Company and GGEDC to incorporate a Sino-Foreign joint venture company with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and the Company has been providing all of the funding to explore and develop the Fuwan Property. On January 10, 2006, the Company and GGEDC agreed that the joint venture will no longer be pursued and the Company should assume a 100% interest in the Fuwan Property.  Consequently, the Company is now responsible for all of the exploration and development expenditures on the property.  GGEDC will, however, continue to provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for a 10% net profit interest in the Fuwan Property.

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.47 million (RMB10,330,000). On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of the Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Gold. As of December 31, 2006, the Company had paid a total of approximately $1,036,000 (RMB7,231,000), representing the first two installments payable for the Fuwan Exploration Permit. The remaining installment of approximately $436,000 (RMB3,099,000), which is due on July 20, 2007, is presented in the balance sheet as part of accounts payable and accrued liabilities. The amounts owing and presented in the balance sheet at December 31, 2005 were  $460,000 (RMB3,099,000) in accounts payable and accrued liabilities and $460,000 (RMB3,099,000) in long-term liabilities.

On April 7, 2005, the Company acquired three additional silver exploration permits in China, referred to as the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property; and paid $219,594 (RMB1,500,000) for the three permits in September 2005.

The permit application for Dadinggang Property was approved by the Ministry of Lands and Resources in China in December 2006. The Dadinggang area, which covers the northeast extension of the Fuwan silver project, has been added to the Luoke-Jilinggang exploration permit.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

Mineral Interests (continued)

The following is a summary of other exploration costs incurred by the Company:

	Year ended December 31, 2006	Year ended December 31, 2005	Cumulative from August 20, 2004 (inception) to December 31, 2006

Consulting fees	$ 223,157	$ 150,479	$ 424,864
Drilling	1,342,477	43,344	1,385,821
Labor costs	53,229	27,053	86,554
Other exploration costs	82,846	43,884	166,220
	$ 1,701,709	$ 264,760	$ 2,063,459

The exploration permits owned by the Company are held through Minco China for and on behalf of the Company.  Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects. Further, the Company’s interest in the silver mineralization in the Changkeng Property is dependent upon Minco Gold maintaining its interests in the Changkeng Property in accordance with the terms of a joint venture agreement, to which the Company is not a party.  In the event that Minco Gold loses or alienates any or all of its interest in the Changkeng Property, the Company’s interest in the silver mineralization underlying the Changkeng Property will be lost.

Under the terms of the above mentioned joint venture agreement, Minco Gold may earn up to a 51% interest in the joint venture provided that it invests approximately $7.4 million (RMB 51 million) in the joint venture. In the event Minco Gold ceases to make its investment contributions, its interest in the joint venture will be subject to dilution.  The Company is not responsible to Minco Gold for any of its current commitments as those are designated for the exploration of gold deposits in the Changkeng Property.  The Company will only be responsible for 51% of any commitments made by the joint venture to explore the silver deposits in the Changkeng Property.  At December 31, 2006, no such commitment has been made. (See Note 12)

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

Plant, Property and Equipment

	December 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 51,484	$ 11,392	$ 40,092
Leasehold improvements	8,966	1,621	7,345
Mining equipment	1,262	293	969
Motor vehicles	32,867	5,089	27,778
Office equipment and furniture	5,782	1,447	4,335
	$ 100,361	$ 19,842	$ 80,519

	December 31, 2005
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 18,547	$ 2,782	$ 15,765
Leasehold improvements	3,623	362	3,261
Mining equipment	494	74	420
Motor vehicles	22,136	3,320	18,816
Office equipment and furniture	4,223	423	3,800
	$ 49,023	$ 6,961	$ 42,062

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

6.

Share Capital and Special Warrants

(a)

Common Shares

Authorized:  Unlimited number of common shares without par value.

Issued:

	Shares	Amount
Balance, December 31, 2004	14,000,000	$ 63,331
Conversion of special warrants offered at $0.50 per warrant	6,000,000	3,000,000
Conversion of special warrants offered at $1.25 per warrant (net of share issuance costs of $249,208)	4,276,000	5,095,792
Initial public offering at $1.25 per share (net of share issuance costs of $148,367)	920,000	1,001,633
Fair value of 187,600 broker warrants issued in connection with the May 2005 private placement	-	(73,498)
Fair value of 92,000 broker warrants issued in connection with the November 2005 initial public offering	-	(28,000)
Balance, December 31, 2005	25,196,000	9,059,258
Share purchase warrants exercised at $1.25 per share, including $40,000 contributed surplus recognized on the issuance of warrants	111,700	179,625
Stock option exercised at $1.25 per share, including $11,000 contributed surplus recognized on the issuance of options	16,667	31,834
Common shares issued pursuant to 2006 financing (net of share issuance costs of $1,488,606)	5,528,200	14,990,354
Fair value of 2,500,000 prospectus warrants issued in connection with 2006 financing allocated to contributed surplus	-	(2,995,000)
Balance, December 31, 2006	30,852,567	$ 21,266,071

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at December 31, 2006, 4,797,500 common shares were still in escrow.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

6.         Share Capital and Special Warrants (continued)

The Company has entered into a strategic alliance agreement with Silver Standard Resources Inc. (“Silver Standard”) to jointly pursue silver opportunities in China.  Silver Standard is related to the Company as Silver Standard is a shareholder in the Company and the companies have two common directors. Pursuant to the strategic alliance, Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid $3,200,000 to the Company in exchange for 4,960,000 special warrants, which were subsequently converted to common shares.  Silver Standard has preferential purchase rights to participate in the Company’s future financings in order to increase its equity interest up to 30%.

On November 24, 2004, the Company closed a non-brokered private placement of 6,000,000 special warrants at $0.50 each for gross proceeds of $3 million. Each special warrant entitled the holder, upon the exercise or deemed exercise, and without payment of any additional consideration, to receive one common share of the Company. The warrants were fully exercised on December 2, 2005.

On May 10, 2005, the Company issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised by the Company on a non-brokered basis. Each special warrant entitled the holder to be issued one common share of the Company. The Company paid cash commission of $187,600 for the funds raised on the brokered portion of the placement, an underwriting fee of $15,000, and legal and other costs of $46,608. The warrants were fully exercised on December 2, 2005.

In connection with the May 2005 offering, the Company issued options to its broker entitling the holder to receive share purchase warrants (the “broker warrants”) allowing the broker to purchase up to 187,600 common shares for a term of 18 months following the closing of the initial public offering under the prospectus, exercisable at a price of $1.25 per common share during the first twelve months of the term and a price of $1.50 per common share during the last six months of the term.  The estimated fair value of the broker warrants using the Black-Scholes model, being $73,498, has been recorded as an issue cost for the year ended December 31, 2005.

On December 1, 2005, the Company received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). The Company’s common shares began trading on the TSX on December 2, 2005. The Company’s trading symbol is “MSV”. The Company converted 10,276,000 special warrants to common shares. The Company also completed its initial public offering of 920,000 common shares at a price of $1.25 per common share (the “IPO”) for gross proceeds of $1,150,000. The broker was paid a cash commission equal to $92,000 or 8% of the proceeds from the sale of common shares pursuant to the IPO and an underwriting and agency fee of $45,000.  Legal and other costs in relation to the issue amounted to a total of $11,367. Following the conversion and IPO, the Company had 25,196,000 common shares outstanding as at December 31, 2005.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

6.         Share Capital and Special Warrants (continued)

As additional consideration in connection with the IPO and a previously completed special warrant offering, the Company also granted warrants to the agent and members of its selling group entitling them to purchase an additional 92,000 common shares at an exercise price of $1.25 per common share for a period of 12 months from the IPO closing date and thereafter at a price of $1.50 per common share for an additional six months.

The estimated fair value of the broker warrants, being $28,000, has been recorded in contributed surplus for the year ended December 31, 2005.

The fair value of the broker warrants was calculated using the Black-Scholes option pricing model using a risk-free interest rate of 3.85%, dividend yield of 0% and volatility of 59%.

On November 17, 2006, the Company completed a public offering (the “Offering”) of 5,000,000 units at a price of $3.00 per unit for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable at $3.45 per share until May 17, 2008. The Offering was completed by way of a short form prospectus through a syndicate of underwriters (the “Underwriters”).

On December 1, 2006, the Company completed an additional 528,200 common shares at a price of $2.80 per common share and an additional 375,000 common share purchase warrants (the “Warrant”) at a price of $0.40 per Warrant for gross proceeds of $1,628,960 pursuant to the exercise of an over-allotment option (the “Over-Allotment Option”) by the Underwriters. Each Warrant is exercisable at $3.45 per share until May 17, 2008.

The estimated fair value of the 2,500,000 Warrants, being $2,995,000, has been recorded in contributed surplus for the year ended December 31, 2006. The fair value of the Warrant was calculated using the Black-Scholes option pricing model using a risk-free interest rate of 3.81%, dividend yield of 0% and volatility of 154%. The fair value of the additional 375,000 Warrants, being $150,000, has been recorded in contributed surplus for the year ended December 31, 2006.

The Company paid an underwriting fee of $997,738 or 6% of the proceeds from the sale of the Offering and the Over-Alloment Option, and legal and other costs in relation to the issue amounted to a total of $490,868.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

6.         Share Capital and Special Warrants (continued)

(b)

Share Purchase Warrants

In 2006, the Company issued 2,875,000 warrants, exercisable at a price of $3.45 per common share expiring May 17, 2008.  A summary of the outstanding warrants is as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding at December 31, 2004	-	$ -
Issued	279,600	1.25
Outstanding at December 31, 2005	279,600	1.25
Issued	2,875,000	3.45
Exercised	(111,700)	1.25
Outstanding at December 31, 2006	3,042,900	$3.33

 (c)

Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2004	$ -
2005 stock-based compensation expense	51,000
Fair value of 187,600 broker warrants issued in connection with the May 2005 private placement	73,498
Fair value of 92,000 broker warrants issued in connection with the November 2005 initial public offering	28,000
Balance at December 31, 2005	152,498
2006 stock-based compensation expense	1,448,000
Transfer to share capital on exercise of share purchase warrants	(40,000)
Transfer to share capital on exercise of stock options	(11,000)
Fair value of 2,500,000 prospectus warrants issued in connection with 2006 financing	2,995,000
Fair value of 375,000 warrants issued in connection with Over-Allotment Option of 2006 financing	150,000
Balance at December 31, 2006	$ 4,694,498

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

6.         Share Capital and Special Warrants (continued)

(d)

Stock Options

The Company may grant options to its directors, officers, employees and service providers under its stock option plan.  The maximum number of common shares reserved for issuance is 4,000,000. The Company expenses stock options over their vesting period, with stock options typically vesting in various increments and having a maximum term of five years.

In 2006, the Company granted 725,000 stock options to its officers, employees and consultants at the price range from $2.80 to $3.67 per share. The Company recorded $1,448,000 of stock based compensation expense in the year. The stock options granted vest in various increments and have a term of five years.

 A summary of the status of options granted by the Company is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2004	-	$ -
Granted	2,740,000	1.25
Options outstanding at December 31, 2005	2,740,000	1.25
Granted	725,000	3.39
Exercised	(16,667)	1.25
Forfeited	(335,000)	1.59
Options outstanding at December 31, 2006	3,113,333	$ 1.71

The weighted average fair value of options granted during the year ended December 31, 2006 was $3.12. Each option entitles the holders to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.25	2,438,333	3.92	$1.25	801,667	$1.25
$2.80 - $3.67	675,000	4.47	$3.38	195,000	$3.18
	3,113,333	4.04	$1.71	996,667	$1.63

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

6.         Share Capital and Special Warrants (continued)

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2006	2005
Risk-free interest rate	3.86% - 4.21%	3.85%
Dividend yield	0%	0%
Volatility	154%	59%
Approximate expected lives	5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

7.

Income Taxes

The Company has two branches in China, Beijing Silver and Fuwan for Canadian tax purposes.  The operating result of these two branches is included in the Company’s tax reporting for Canadian tax purposes.   From a Chinese tax reporting perspective, the operating result of those two branches is included in Minco China’s operating result.

On March 16, 2007, the National People’s Congress (NPC) of China approved the new Corporate Income Tax Law, which will become effective on January 1, 2008.  The new law establishes a unified 25% tax rate for both domestic enterprises and foreign invested enterprises (FIEs).  This change of the Chinese tax law will have impact to the extent of the Company’s business operation in China when the Company becomes profitable in China.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

	2006	2005
	34.12%	34.86%
Income taxes at statutory rates	$ (1,452,577)	$ (999,520)
Deductible expenditures	(128,713)	(27,719)
Non-deductible expenditures	505,158	20,270
Unrecognized benefits of foreign exploration and development expenditures	527,530	698,719
Unrecognized benefits of losses carried forward	446,842	308,250
Impact of federal income tax rate change	101,760	-
	$ -	$ -

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

7

Income Taxes (continued)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2006	2005
	31%	34.12%
Future income tax assets:
Non-capital losses	$739,598	$322,220
Unused cumulative foreign exploration and development expenses	1,159,314	695,370
Capital assets	6,151	2,375
Share issue costs	443,123	108,522
	$2,348,186	$1,128,487
Less: valuation allowance	(2,348,186)	(1,128,487)
Total future income tax assets	$ -	$ -

The net amount which would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not. Due to the uncertainty of future taxable income, all deferred tax assets have been fully valued against.

The Company has $2,385,799 of non-capital losses carry-forward for Canadian income tax purposes of which $52,974 expires in 2014, $891,400 expires in 2015, and $1,441,425 expires in 2016. The Company also has $3,739,723 (2005-$2,308,014, 2004 - $33,658) of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada.

As explained in note 12(a) and (b) there is some risk to the Company’s ownership in all of its mineral interest in China as it does not hold its interests directly as described in note 12(a). If such risk materializes, the basis on which the future income tax assets have been recorded may change and as such the company may lose the tax deductions and future income tax assets related to the mineral interest in China.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

8.

Related Party Transactions

a.

Accounts payable at December 31, 2006 include $363,889 (December 31, 2005 – $141,479) due to Minco Gold in respect of shared office expenses of $279,329 (December 31, 2005 – $118,020) and exploration expenses for the Fuwan Property of $70,976 (December 31, 2005 – $23,459). The amount was repaid subsequent to the year end.

b.

Due to Minco China at December 31, 2006 was $442,404 (December 31, 2005 – $119,237), used for expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses in Minco China. The amount due to Minco China, a wholly-owned subsidiary of Minco Gold, is unsecured and non-interest bearing.

c.

In 2006, the Company paid consulting fees of $164,075 (December 31, 2005 – $122,710) to a director and President of the Company. These consulting fees are included in exploration costs, property investigation, management fees and investor relations. The Company also paid director’s fees of $41,250 to three independent directors (December 31, 2005 - $nil).

d.

In 2006, the Company paid or accrued $55,216 (December 31, 2005 – $44,954) in respect of rent, $155,169 (December 31, 2005 – $106,827) in respect of exploration costs, and $779,518 (December 31, 2005 – $359,368) in respect of shared office expenses to Minco Gold.

e.

As disclosed in Note 6, the Company entered into a strategic alliance with Silver Standard, a company which is a shareholder of the Company and which is related by two common directors.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

-  22 -

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

9.

Geographical Information

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and liabilities and net loss is as follows:

	December 31,	December 31,
	2006	2005
Current Assets
Canada	$ 20,505,205	$ 7,439,680
China	58,540	75,051
	$ 20,563,745	$ 7,514,731

Long-term Assets
Canada	$ 32,932	$ 16,402
China	47,587	25,660
	$ 80,519	$ 42,062

Current Liabilities
Canada	$ 1,038,394	$ 232,357
China	786,332	536,450
	$ 1,824,726	$ 768,807

Long-term Liabilities
Canada	$ -	$ -
China	-	460,000
	$ -	$ 460,000

	Year ended December 31, 2006	Year ended December 31, 2005
Net Loss
Canada	$ (2,336,044)	$ (640,964)
China	(1,921,217)	(2,091,863)
	$ (4,257,261)	$ (2,732,827)

-  23 -

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

10.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $55,004, as follows:

2007	$ 19,744
2008	20,054
2009	5,725
2010	5,367
2011	4,114
004

(b)

The Company has committed $440,000 (December 31, 2005: $192,860) for drilling programs on the Fuwan Property.

11.

Financial Instruments

Fair value – The fair values of cash, receivables, accounts payable and accrued liabilities and amount due to Minco China approximates their carrying values due to the short-term nature of these financial instruments. Short-term investments are carried at the lower of cost or market value.

Foreign exchange risk – The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk – The Company is exposed to interest rate risk on its short-term investments.

Credit risk – The Company generally places its short-term investment funds into government and Canadian bank debt securities and is therefore subject to minimal credit risk with regard to temporary investments.

12.

Contingencies

(a)

The Company’s interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng Joint Venture (“JV”) Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004.  However, the formal Changkeng joint venture has not been established and the Changkeng Permit has yet to be acquired by the Changkeng JV. The Company’s interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Gold directly) acquiring the Changkeng Permit; and (ii) Minco Gold acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property).

-  24 -

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in Canadian Dollars)

12.

Contingencies (continued)

(b)

There is some risk to the Company’s ownership in all of its mineral interests in China as it does not hold its interests directly. The Company, Minco China and Minco Gold have confirmed pursuant to the Second Confirmation Agreement that Minco China holds the Fuwan Permits on behalf of and in trust for the Company on a temporary basis, until such time as the Company has established a new Chinese corporation, majority controlled by the Company. When the Chinese subsidiary has been established, the Company will direct the permits to be transferred, subject to government approval, from Minco China to the newly established subsidiary. The Company has the sole authority to direct Minco China in the future as to any transfer or other transaction relating to the Fuwan Permits. Minco Gold and Minco China agreed in the Second Confirmation Agreement not to transfer, sell, pledge, grant security interests in, or otherwise encumber, in any manner whatsoever, the Fuwan Permits. In addition, Minco Gold agreed pursuant to the Second Confirmation Agreement not to transfer or sell any of its ownership or equity interest in Minco China or encumber its interest in any way if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China. Likewise, Minco China agreed pursuant to the Second Confirmation Agreement not to enter into any agreement or grant any option or right for the purchase, sale, transfer or issuance of any ownership or equity interests in Minco China if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China.

See Note 4 also.

13.

Non-Cash Transactions

In 2005, the Company incurred share issuance costs of $101,498 paid through the issuance of share purchase warrants, as described in note 6(a).

-  25 -